Exhibit 14

UNIFY CORPORATION

CODE OF ETHICS FOR SENIOR OFFICERS

I.          Application

The Code of Ethics for Senior Officers (the “Senior Officers”) shall apply to the Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Corporate Vice Presidents, controller and such other personnel as are designated from time to time by the Audit Committee of the Board of Directors.  Every employee of the Company, however, is expected to be aware of the provisions of this Code, including the procedures for internal reporting of violations discussed in Section 7 below.

II.        Honest and Ethical Conduct

All Senior Officers shall perform their duties in an honest and ethical manner.  They shall handle all actual or apparent conflicts of interest between their personal and professional relationships in an ethical manner.

All Senior Officers should avoid situations in which their personal, family or financial interests conflict or even appear to conflict with those of the Company.  Senior Officers may not engage in activities that compete with the Company or compromise its interests.  No Senior Officer should take for his or her own benefit any opportunity discovered in the course of employment that the Senior Officer has reason to know would benefit the Company.

The following are examples of actual or potential conflicts:

•      a Senior Officer, or a member of his or her family, receives improper personal benefits from another person or entity as a result of his or her position in the Company;

•      a Senior Officer uses Company property for the personal benefit of the Senior Officer or a member of his or her own family;

•      a Senior Officer engages in activities that interfere with his or her loyalty to the Company or his or her ability to perform Company duties or responsibilities effectively;

•      a Senior Officer works simultaneously (whether as an employee, a director or a consultant) for a competitor, customer or supplier;

•      a Senior Officer, or a member of his or her family, has a financial interest in a customer, supplier, or competitor which is significant enough to cause divided loyalty with the Company or the appearance of divided loyalty (the significance of a financial interest depends on many factors, such as size of investment in relation to the Senior Officer’s income, net worth and/or financial needs, the Senior Officer’s potential to influence decisions that could impact the Senior Officer’s interests, and the nature of the business or level of competition between the Company and the supplier, customer or competitor);

•      a Senior Officer, or a member of his or her family, acquires an interest in property (such as real estate, patent or other intellectual property rights or securities) in which the Senior Officer has reason to know the Company has, or might have, a legitimate interest;

•      a Senior Officer, or a member of his or her family, receives a loan or a guarantee of a loan from a customer, supplier or competitor;

•      a Senior Officer divulges or uses the Company’s confidential information – such as financial data, customer information, or computer programs – for the personal benefit of the Senior Officer or a member of his or her family;

•      a Senior Officer makes gifts or payments, or provides special favors, to customers, suppliers or competitors (or their immediate family members) with a value significant enough to cause the customer, supplier or competitor to make a purchase, or take or forego other action, which is beneficial to the Company and which the customer, supplier or competitor would not otherwise have taken; or

•      a Senior Officer is given the right to buy stock in other companies or receives cash or other payments in return for promoting the services of an advisor, such as an investment banker, to the Company.

If a Senior Officer becomes aware of a conflict of interest, of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, or has a question as to a potential conflict of interest, the Senior Officer must consult with the Chair of the Audit Committee and/or follow the procedures described in Section 7 below.  If a Senior Officer becomes involved in a situation that gives rise to an actual conflict of interest, the Senior Officer must inform the Chair of the Audit Committee of such conflict.

III.       Compliance with Governmental Laws, Rules and Regulations; Compliance with Established Accounting Procedures and Controls

Each Senior Officer shall comply with all applicable governmental laws, rules and regulations, including the rules relating to disclosure in reports and documents that the Company files with, or submits to, the SEC.

Senior Officers will, at all times, take all necessary steps to ensure compliance with established accounting procedures, the Company’s system of internal controls and generally accepted accounting principles.  Senior Officers will ensure that the Company makes and keeps books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company.  Senior Officers will also ensure that the Company devises and maintains a system of internal accounting controls sufficient to provide reasonable assurances that:

•      transactions are executed in accordance with management’s general or specific authorization;

•      transactions are recorded as necessary (a) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (b) to maintain accountability for assets;

•      access to assets is permitted only in accordance with management’s general or specific authorization; and

•      the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Any attempt to enter inaccurate or fraudulent information into the Company’s accounting system will not be tolerated and will result in disciplinary action, up to and including termination of employment.

IV.       Full, Fair, Accurate, Timely and Understandable Disclosure

Senior Officers shall take all necessary steps to ensure that all disclosure in reports and documents that the Company files with, or submits to, the SEC, and in other public communications made by the Company is full, fair, accurate, timely and understandable.  The CEO and CFO are responsible for designing, establishing, maintaining, reviewing and evaluating on a quarterly basis the effectiveness of the Company’s disclosure controls and procedures (as such term is defined by applicable SEC rules).  The Company’s other Senior Officers shall assist the CEO and CFO with these responsibilities.

V.        Changes or Waivers in the Code of Ethics for Senior Officers

Any change to or waiver of this Code of Ethics for Senior Officers shall require approval of the Audit Committee and shall be disclosed within five (5) days of such action (a) on the Company’s website for a period of not less than twelve months, or (b) in a filing on Form 8-K with the Securities and Exchange Commission.  The Company must also retain such disclosure for not less than five (5) years.

VI.       Internal Reporting of Violations

The Company’s efforts to ensure observance of, and adherence to, the goals and policies outlined in this Code of Ethics for Senior Officers mandate that employees of the Company, including each of the Senior Officers, bring any instance, occurrence or practice that they, in good faith, believe is inconsistent with or in violation of this Code to the attention of the Chair of the Audit Committee or if the employee wishes to report any such matters anonymously then may do so as follows:

Mail a description of the suspected violation or other complaint or concern to:

Steve Whiteman, Audit Committee Chair

12308 N. 119th Street

Scottsdale, AZ 85259

Call toll free 1-800-GO-UNIFY (ext. 6386) to our Audit/Ethics Compliance Hotline.

A.    Use Common Sense and Good Judgment; Act in Good Faith

Every employee of the Company, including each of the Senior Officers, is expected to become familiar with and to understand the requirements of the Code of Ethics for Senior Officers.  Employees who become aware of a suspected violation should not attempt to investigate it or resolve it on their own.  Prompt disclosure to the appropriate parties is vital to ensuring a thorough and timely investigation and resolution.  A violation of this Code is a serious matter and could have legal implications.  Allegations of such behavior are not taken lightly and should not be made to embarrass someone or put him or her in a false light.  Reports of suspected violations should always be made in good faith.

B.    Internal Investigation

When an alleged violation of the Code of Ethics for Senior Officers is reported, the Company shall take prompt and appropriate action in accordance with the law and regulations and otherwise consistent with good business practice.  If the suspected violation appears to involve either a potentially criminal act or an issue of significant corporate interest, then the investigator should immediately notify the Chair of the Audit Committee. The Chair of the Audit Committee shall assess the situation and determine the appropriate course of action.  As part of this process, a Senior Officer who is suspected of a violation shall be apprised of the alleged violation and shall have an opportunity to provide a response.  All actions or investigations in response to a violation shall be documented, as appropriate.

C.    No Fear of Retaliation

It is Company policy that there be no intentional retaliation against any person who provides truthful information to a Company or law enforcement official concerning a possible violation of any law, regulation or Company policy, including the Code of Ethics for Senior Officers.  Persons who retaliate may be subject to civil, criminal and administrative penalties, as well as disciplinary action, up to and including termination of employment.  In cases in which an employee reports a suspected violation in good faith and does not appear to be engaged in the questionable conduct, the Company will attempt to keep its discussions and actions concerning the report confidential to the greatest extent possible.  In the course of its investigation, the Company may find it necessary to share information with others on a “need to know” basis.  No retaliation shall be taken against employees for reporting alleged violations while acting in good faith.

VII.     Consequences for Non-Compliance with the Code of Ethics for Senior Officers

A.    Disciplinary Actions

The Audit Committee shall be responsible for determining and implementing the appropriate disciplinary action for any violation of the Code of Ethics for Senior Officers.  Any violation of applicable law or any deviation from the standards embodied in this Code will result in disciplinary action, up to and including termination of employment.  A Senior Officer who is found to have engaged in illegal or unethical conduct shall be removed from his or her position and not assigned to any other position involving the exercise of substantial discretionary authority.  In addition to imposing discipline upon Senior Officers involved in non-compliant conduct, the Company also will impose discipline, as appropriate, upon a Senior Officer’s supervisor, if any, who directs or approves such Senior Officer’s improper actions, or is aware of those actions but does not act appropriately to correct them, and upon other individuals who fail to report known non-compliant conduct.  Disciplinary action shall be documented, as appropriate.  In addition to imposing its own discipline, the Company will bring suspected violations of law to the attention of appropriate law enforcement personnel.

B.    Required Government Reporting

Whenever conduct occurs that requires a report to the government, the Audit Committee shall be responsible for complying with such reporting requirements.

C.    Corrective Actions

In the event of a violation of the Code of Ethics for Senior Officers, the Audit Committee will assess the situation to determine whether the violation demonstrates a problem that requires remedial action as to Company policies and procedures.  Such corrective action may include retraining Company employees, modifying Company policies and procedures, improving monitoring of compliance under existing procedures and other action necessary to detect similar non-compliant conduct and prevent it from occurring in the future.  Such corrective action shall be documented, as appropriate.